UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICOSAVAX, INC.

(Name of Subject Company)

ICOSAVAX, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number of Class of Securities)

Adam Simpson

Chief Executive Officer

Icosavax, Inc.

1930 Boren Avenue, Suite 1000

Seattle, Washington 98101

(206) 737-0085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Cheston J. Larson Matthew T. Bush Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400	Elizabeth Bekiroğlu General Counsel Icosavax, Inc. 1930 Boren Avenue, Suite 1000 Seattle, Washington 98101 (206) 737-0085

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below-listed preliminary communication made before the commencement of a planned tender offer (the Offer) by Isochrone Merger Sub Inc. (Merger Sub), a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., to acquire any and all of the outstanding shares of the common stock, par value $0.0001 per share, of Icosavax, Inc., to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 11, 2023, by and among Icosavax, AstraZeneca and Merger Sub. If successful, the Offer will be followed by a merger of Merger Sub with and into Icosavax.

(i) On December  20, 2023, Icosavax provided the questions and answers attached hereto as Exhibit 99.1 to its employees.

***

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Icosavax. The solicitation and the offer to buy shares of Icosavax’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, that AstraZeneca PLC, AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. (Merger Sub), a wholly owned indirect subsidiary of AstraZeneca PLC, intend to file with the Securities and Exchange Commission (SEC). In addition, Icosavax will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by AstraZeneca, Merger Sub and Icosavax with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Icosavax under the “Investors & News” section of Icosavax’s website at www.icosavax.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF ICOSAVAX AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the company’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 11, 2023 (the Merger Agreement), by and among Icosavax, AstraZeneca and Merger Sub and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions; Icosavax’s expectations regarding the potential benefits and commercial potential of its vaccine candidates and technology platform; the ability to advance the company’s development programs and the potential to accelerate and expand access to IVX-A12 and other future vaccine candidates; and AstraZeneca’s strategic vision. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Icosavax stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks that the milestones related to the contingent value rights are not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Icosavax’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; potential changes in AstraZeneca’s strategic vision; risks that results of a clinical trial at a particular time point may not predict future results; potential delays in the conduct of and receipt of data from clinical trials; unexpected adverse side effects or inadequate immunogenicity or efficacy of the company’s vaccine candidates; competing approaches and approved vaccines limiting the commercial value of the company’s vaccine candidates; regulatory developments in the United States and other countries; and other risks and uncertainties pertaining to Icosavax’s business, including the risks and uncertainties detailed in Icosavax’s public periodic filings with the SEC, as well as the tender offer materials to be filed by AstraZeneca and Merger Sub and the Solicitation/Recommendation Statement to be filed by Icosavax in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Icosavax undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.